GeoTraq, Inc.

1200 Westlake Ave. N. Suite 607

Seattle, WA 98109

November 17, 2014

Larry Spirgel

Assistant Director

Divisision of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

GeoTraq, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed November 3, 2014

File No. 333-198945

Dear Mr. Spirgel:

We have set forth below the responses of GeoTraq, Inc. (the Company) to the comments detailed in the letter from you to Gregg Sullivan dated November 12, 2014 with respect to the above referenced registration statement and documents incorporated therein.

Prospectus Cover Page

1.

Please add a table disclosing the proceeds that you will receive if you sell 25%, 50% and 75% of the shares being offered pursuant to Item 501(b)(3).

Response:  A new condensed use of proceeds table has been added to the prospectus cover page.

2.

Please disclose here that your shares will be sold by your officers pursuant to Rule 3a4-1 and summarize the requirements of that rule.

Response:  The following has been added to the prospectus cover page:

“In connection with the Company’s selling efforts in the offering, the officers will not register as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), but rather will rely upon the “safe harbor” provisions of SEC Rule 3a4-1, promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Generally speaking, Rule 3a4-1 provides an exemption from the broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in an offering of the issuer’s securities. None of the officers is subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act.  Rule 3a4-1 sets forth those conditions under which persons associated with an issuer may participate in the Offering of the issuer’s securities and not be deemed to be a broker/dealer.  The conditions are that

1.

The person is not statutory disqualified, as that term is defined in Section 3(a)(39) of the Exchange Act, at the time of his participation;

2.

The person is not compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;

Larry Spirgel

Securities and Exchange Commission

November 13, 2014

3.

The person is not at the time of their participation, an associated person of a broker/dealer;

4.

The person meets the conditions of Paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that he (A) primarily performs, or is intended primarily to perform at the end of the Offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and (B) is not a broker or dealer, or an associated person of a broker or dealer, within the preceding twelve (12) months; and (C) does not participate in selling and Offering of securities for any issuer more than once every 12 months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).”

Prospectus Summary, page 5

3.

Please describe the material terms of the agreement entered into with your developer to design your prototype. In addition, please file this agreement as a material agreement or explain to us why you believe it is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response:  The material terms of the development agreement have already been disclosed.

What:   Cell-ID module with firmware and a demonstration platform.

When:  Working Alpha device in ten weeks and ten working Beta devices in 20 weeks.

Cost:    $60,000

We originally went through the criteria for determining if the contract was material and decided it is not for the following reasons:

•

The contract is for a period of less than six months.

•

The contract is not for more than $60,000.  The up front cost was only $15,000.

•

There is no beneficial interest between the parties.

•

No securities have or will be exchanged.

•

The developers are easily replaceable.  There are hundreds to choose from.

•

The worst case scenario is that we have to find a new developer and lose ten weeks and $15,000.

•

There is no buying or selling of assets.

4.

We note your response to comment 8 of our prior letter. Please expand your disclosure to summarize the market for your product, how you plan to distribute your product and the customers for this product. For example, please explain whether you plan to sell your products through resellers or directly to end-users.

Response:  The Prospectus Summary on page five along with the Plan of Operation on page 23 have been amended to include “The modules will be sold through distributors and system integrators who will work with OEMs and the end customers to provision additional components and create the final form factor of the device.  The end customers are corporations looking for a more cost effective way to track and monitor the location of expensive items for inventory or logistics and retrieve them if lost or stolen.  Potential customers range from construction companies to equipment rental companies to medical device companies and any company that wants to monitor shipments and deliveries.

Larry Spirgel

Securities and Exchange Commission

November 13, 2014

Management of GeoTraq acknowledges the following:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 206-283-1400 if you have any questions or comments concerning this letter.

Sincerely,

/s/ Gregg Sullivan

Gregg Sullivan

CEO

GeoTraq, Inc.